Filed by Essilor International SA pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the United States Securities Exchange Act of 1934, as amended

Subject Company: Luxottica Group S.p.A.

Commission File Number: 1 – 10421

This presentation may contain forward-looking statements. Such forward-looking statements are inherently uncertain and are subject to a variety of significant business, economic and competitive risks, many of which Essilor International may be unaware of or unable to control. Such factors may cause Essilor’s actual results, performance or plans with respect to the proposed combined Essilor and Luxottica group to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Forward-looking statements are not guarantees of future performance.

The presentation does not constitute or form a part of any offer to sell or exchange or the solicitation of an offer to buy or exchange any securities. In connection with the proposed transaction with Luxottica, Essilor intends to file important information regarding the transaction, including required prospectuses and other documentation, with the French Autorité des marches financiers (AMF), the Italian CONSOB and the U.S. Securities and Exchange Commission (SEC). Investors are urged to carefully read all relevant documents filed with the AMF, the Consob and the SEC, including the prospectus when it becomes available, because they will contain important information about the proposed transaction. Investors may obtain free of charge a copy of the prospectus as well as other documents filed with the relevant authorities (when they are available) at the AMF’s website, www.amf-france.org, the CONSOB’s website, www.consob.it, and the SEC’s website, www.sec.gov. Those documents, when filed, may also be obtained free of charge from Essilor’s website at www.essilor.com/en/investors or by contacting Essilor’s Investor Relations team by telephone at +33(0) 1 49 77 42 16 or by email at invest@essilor.com.

The following transcript is based on a third-party live translation of Essilor International’s 2016 Results Meeting with analysts held on February 17, 2017 from the original French. A webcast of the presentation has been made available by Essilor at https://www.essilor.com/en/investors/.

Essilor

2016 Results Presentation

Mr Hubert SAGNIÈRES

This is the most exciting thing that we have done in our Essilor professional life. Welcome to the presentation. We are going to be presenting the 2016 results and the 2017 perspectives and outlook. We are going to be making a few comments on the most exciting thing that is now happening in the world and in the industrial sector and also for 7 billion people. The transaction which was subject to an announcement a few weeks ago. This was regarding the combination between Luxottica and Essilor.

I will start with some information and tell you how we worked out during 2016 and how we are going to be approaching 2017. Bear this information in mind, because we have explained the entire strategy and why we are now building up a leading optical structure which is the greatest. This is to provide a visual solution to 7, 8, or 10 billion people worldwide.

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We have got Eye Mitra stores and we have now built up about 10 000 today in South-East Asia. We have magnificent Chanel frames. With those two solutions, you have got the entire strategy for the future group which you are shareholders of. Or there is the future group which you are going to be recommending as an investment possibility. Bear this in mind and rethink what Laurent, Paul, Jean, Eric and I told you in the last few years, because the entire strategy is based on that. In other words, it is products, vision, geographical footprints and the profile of our 7.2-9 billion consumers that need you.

We are here to mention a few figures and talk to you about 2016 and what needs to be borne in mind. Laurent is going to drill down and talk about the accounts. I want to say a couple of things. First of all, this was totally unanticipated. First of all, the first 3-5 months were extraordinary. The American market was booming and the European market was up and running and rolling out. The roll-out of our products was very successful.

The second year was marked by 3-4 unpredictable events, and for 2.5-3 months, there was a collapse in demand from the American market. At the end of the year, a relative recovery had been envisaged, and Laurent will talk to you about it. This has impacts on January and February. I am totally incapable of giving you the reason why for 2.5 months, the Americans did not buy any glasses. They were dithering between Trump and Hillary. This is the only explanation which the Americans are giving us.

One month after the elections, American demand and consumption went back up. There are no other possible explanations but that. Since mid-November, December, January and February, it has gone back up, as in previous years. That is a simple explanation, but nothing more can be said about this American consumption pattern in the optical segment. This is past history.

We entered the year not as anticipated. March is perhaps in line with what we had anticipated in November, both in top line as well as margins. Thanks to our financial teams and all of our teams worldwide, and the financial teams first and foremost, we have been able to generate cash. This shows how powerful our model is, because we reached over 900 million in terms of cash this year. This is very interesting news for all of our shareholders because we increased the pay out on our dividends to 1.5 Euros. This is going to be submitted at the general meeting in May.

I am going to look at the information from the past 3-4 years and try to compare them with the announcement made on 16 January. We said that for a few years, we have been trying to grow the playing field and trying to make it larger and more significant. This makes sense with this transaction with Luxottica. The playing field that we have started building up in the last few years is now a worldwide international playing field.

Now let us have a look at the geographical zone and coverage. It was necessary to have this greater geographical coverage. We are then able to implement this transaction. We have this playing field which makes it possible to connect the dots. The Essilor teams had to understand this and deploy their activities in the sun activity because this operation with Luxottica had to be perfectly in line. It was also necessary to Essilor. Essilor had to get closer to consumers with online activities and businesses. Online and offline business go hand-in-hand with one another, and we were really posed for battle in teams. Both sides had to get a good understanding of what was happening within the industrial segments.

This is so as to be ready to develop action plans for a common and very sturdy company in all of those geographical zones. It is focused on all of the customers and focused on each individual optical layer to get back to the previous information from previous years and consider it with this Essilor Luxottica in mind. This Essilor Luxottica is going to start being active in 2017-2018, as soon as we have unraveled this operational process.

The second point is about balancing resilient geographical performance. When you are working on such a transaction or operation, you are going to have extraordinary brands, and you know that. Distribution is going to be taking place in quite a number of

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countries, and this geographical balance is very important. In 2016, this was made even stronger, so as to be able to serve and develop our mission. In other words, this is the improvement of people’s vision.

Now, let us be very specific. The brand marketing process and the value proposition we are providing consumers is associated with a very strong innovation in both the product and the lens. There is a lens product line which we are working on, and this has always been a token of success in our strategy. In Essilor in 2016 we introduced a significant number of important products. Laurent will tell you that they are now being ramped up in 2017.

For H1 of 2017 we have got an innovation portfolio, and this innovation portfolio is going to be made available on the market for Transitions, Varilux and coating. This is going to be very important, because we are going to be developing lens offerings throughout the product range. We are also innovating in Eye Mitra stores, which you already saw with Giant. In early May, we are going to be present at a major convention in India. We have got products and we are going to be showing those products. They are extremely innovative products in this very specific market layer.

We also have extraordinary products we are working on right now. They address those people buying Ray-Ban frames, Chanel frames or Persol frames at very different price ranges. This is the power behind this innovative process. We launched quite a number of products in 2016 and we are bearing the fruit of this in early 2017. We will get a whole innovation and product portfolio, which is going to be subject to an announcement in 2017 as well.

Having said that, we are now building up and getting ready for this transaction, and this market is growing quite significantly. It grew from 7.4 billion to 9.7 billion. Those are the two figures. The optical market is now worth about 100 billion, but it is going to be getting closer to 300 billion in the next three years. Eventually you will have 10 billion people in a built-in market of 300 billion. That is the playing field which Essilor Luxottica is going to be playing on in the next few years.

Since the 16 January announcement, quite a number of things have been happening. The entire mechanism underlying this transaction is now up and running. We are now heading towards a presentation of all the various resolutions underlying the company. This is for the general meeting taking place on 11 May, just a few months down the line. The legal teams and our legal advisers and our financial advisers, our financial teams, are now all working on the documents. We are going to be presenting all of those various resolutions in May, and those resolutions are going to be making up the new companies. This is provided that this is approved by the regulators worldwide.

Right now, the situation is quite favourable, and teams on both sides are now working flat out with their own advisers on what we call anti-trust filing. Right now, things are going quite smoothly, and the entire process is ongoing and pretty smooth. The process announced is going to be lasting from now until the end of the year, roughly speaking. Roughly speaking, this is the situation today. Everybody is working quite hard, first of all on the 11 May presentation, and then the regulators will have to jump in.

This is what I had to say regarding what happened with the Luxottica transaction since 16 January, and regarding the description of the year 2016 and early 2017. I am now going to hand over to Géraldine, regarding the accounts, and then to Laurent. He is going to be talking about business development.

Ms Géraldine PICAUD

I am going to comment on the results for 2016, results that were drafted by my teams. I would like to mention them and thank them in passing. We are going to look at revenue, the P&L, cashflow and the increase in the dividend. Firstly, regarding revenue, for 2016, revenue amounted to 7.115 billion Euros, up by 5.9% in published data. Excluding the

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currency effect, we had growth at 7.6%. As with every year, it is balanced between two pillars of growth, which are like-for-like growth on the one hand, and on the other, bolt-on acquisitions.

You have a currency effect over the year which is negative. It took off 112 million Euros in revenue, but this currency effect has turned around in the fourth quarter and also at the beginning of 2017. In terms of the turn in each quarter, there is growth of over 3%. This is growth that actually happened in the second and third quarters. In fact, the dynamic was slightly different in the fourth quarter, because October and November were penalized by the slow-down in the US market and by the economic melt-down and political crisis in Brazil. However, we saw signs of recovery that were very encouraging in December and also in January.

Now let us look at the revenue by business unit. The first observation is that all business units and divisions in the group contributed to growth. Our core business, in lenses and optical instruments, had growth of close to 4%. I will comment on this later. Growth in sunglasses and readers was very good in the second half of the year, exceeding 6.5% on a like-for-like basis. This is thanks to the contribution of Bolon, which made it possible to offset the difficult first half of the year.

Globally, growth was split evenly between emerging or fast-growth markets and mature markets. By value, the two regions, so to speak, contributed 120 million Euros in growth of revenue on a like-for-like basis. Fast-growing countries had wonderful organic growth at 8.1%, again despite the economic crisis or recession in Brazil. Therefore, it remains a special zone for investment for the group, because it ensures future growth.

If we look now at growth by region in our core business, lenses and optical instruments, globally speaking, we are close to 4% on a like-for-like basis. Organic growth can be broken down into two different halves of the year, which were very different. In the first half, we had organic growth at 5% and in the second half of the year, we were at 3%, which was not what we wanted. As Hubert mentioned before, we suffered or were penalized by the slow-down of the US market and the economic recession in Brazil.

However, there was very solid growth in Europe, with 3.4% in organic growth. We have outlined the full impact of the online strategy, with growth excluding the currency effect at close to 10%. 10% in Europe is the best score achieved in the last decade. In Asia, it was 7.5% like for like. This was divided into 1.7% in mature nations like Australia, Japan and New Zealand and nearly 9% for the emerging nations in the Asian markets.

Latin America achieved very fine growth at 24%, where the group achieved very good acquisitions. The dynamics of Spanish-speaking countries made it possible to achieve growth at 8%. To continue, the group continues year on year to invest in countries outside Brazil to balance the growth profile in the region and make it vaguely independent of its leading market, which is Brazil.

Regarding our acquisitions, it was a year full of acquisitions in 2016. There were 18 acquisitions and partnerships in 2016 all over the world, in all business units. I would say that in terms of geographic coverage, we made acquisitions that were major ones in China, which is the number two global market in optics. We continue to increase our geographic coverage. At the beginning of the year, in fact, we signed an agreement to acquire a partner in Ethiopia, which has 95 million inhabitants. This demonstrates the meaning of having geographic coverage that is as broad as possible. This is to release and provide access to products of high quality and strengthen the message of having visual health. In all these acquisitions, we get closer to the end consumers. We are talking about Vision Direct and MyOptique. These are organizations based in the UK or with online sales. This also makes it possible to inform the consumer about the importance of seeing well.

I will move on the P&L. Gross profit was down by 90 basis points, due to the effect of the unfavourable mix and the slow-down in markets. However, thanks to the flexibility of our structure, we have managed in part to offset that contraction in the gross profit, with

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sound control over operating expenditure. The combination of these two effects make it possible for us to post a net profit or a net contribution from operations in excess of 18.5%.

We have outlined how this is broken down. We have a rate from the contribution from operations amounting to 18.6% in 2016. There are two things I want to say about this information. The first is that despite the market slow-down, the group managed to improve the profitability of its operations, thanks to an operating leverage of 0.2%. Meanwhile, it continued to invest in the development of its operations by continuing to go into various regions and by continuing to support our brands, in which our future lies. That 0.2% is in excess of the dilution of our standard bolt-on acquisitions, which are at -0.1%.

The second message I want to convey today is about a short-term development with the online Vision Direct and MyOptique groups. That dilution is a short-term one and we accept it because we are very confident about being able to improve our medium-term margin rate among others by optimizing the sourcing of our lenses, of our frames and our contact lenses.

I have outlined the P&L in detail. There are other challenges here in our operations, which rose by 11 million Euros. This relates to the awarding of performance shares and stock options. This policy reflects the values and culture of the group, that invests in the long term of its human capital to help all stakeholders. The tax rate and the tax burden have fallen and we have an effective tax rate that runs from 27.5% to 24.5%. The group has benefited from a bilateral agreement between the French and US tax authorities. That agreement gives us the assurance that we can maintain an effective tax rate at that level in the years to come, so this is a long-term rate.

Minority interest rose, because our joint ventures and partners did very well, in particular in Asia and Russia. Investments are up at 3.8%. We have prioritized our industrial investment extremely well this year. We are at the bottom of the range over the medium term, because we schedule our investments at between 4% and 5% of revenue. This brings us to the cashflow statement.

There is free cashflow which is very good, at 900 million Euros, thanks on the one hand to industrial investment that is firmly under control and also a very sound performance of our working capital requirement. This means the 300 million in free cashflow is a performance that should be remarkable, given that we incurred 63 million fine, paid to the Bundeskartellamt this year. Restating for this non-recurring item, we generated 963 million Euros in free cashflow, up therefore by 11% on last year. Net debt has fallen. It is at 2.062 billion Euros with a 1.2 multiple of EBITDA. This is as a result of sound results on our balance sheet, which is very solid.

Finally, regarding the dividend trends, we are aware that our shareholders had been penalized to a certain degree by the share price in 2016. This is why we have decided to increase, and submit to the shareholder meeting a dividend that has significantly increased, at 35% with a 40% pay-out. We are now at 1.50 Euros per share. I think in this dividend, we should see our confidence in the future, and above all, our confidence in the solidity of the Essilor business model.

Mr Laurent VACHEROT

First of all, congratulations to all the financial teams. I do not know whether you realize, but we gained two days. With our financial and legal teams and all the people that are now chipping in with those high-quality accounts, we gained two days compared to last year. We are progressing continually, so I am very happy today. This is a new role that I need to play today, because on 6 December last, Hubert and the board of directors entrusted me with a little more responsibility.

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I am very happy with this new position and I am also happy because I will be entitled to videos. In the past, when I was playing Geraldine’s role, I had no videos, and now I will have short clips. During my presentation, those clips are going to be spicing up my presentation. Despite the holiday period, thanks for being with us today and we appreciate your presence all the more.

In my turn, I will take stock of the year 2016. I will make it snappy because quite a number of things were said already. I would like to underline the following. We experienced a different situation in 2016, a complicated and challenging year. Teams had to battle and face up to new situations and headwinds here and there. We are not going to get into the nitty-gritty once again, but I would like to congratulate them.

Among those figures that Géraldine talked about, two or three are quite extraordinary. First, the 8.2% growth in lenses, which is all more rapid than the industrial growth in a very challenging growth, which we talked about several times. I believe that this is quite extraordinary and I see single digit growth back in the second half of the year, which was quite challenging as well. Globally speaking, the financial results are really up to scratch. Let us remember the following for 2016. It was impacted by quite a number of economic events, most of which were imposed on us and some of which depended on us. We will tell you how we identified those and how we approached those different challenges.

Our industry did not change at all; it is as attractive, as exciting, as fragmented and as under-penetrated as ever. We still have intact growth potential. That is the reason why we keep implementing the same strategy, with the same ambition. That strategy, let us make it simple, you are familiar with that; mapping for two and a half years, grow in our selected industrial segments, which are growing faster than average. It is a simple as that. Thanks to innovation, we will be proceeding and there is quite a lot of good news in this field with the increased concentration to understand our consumers and serve and attract them more effectively. Our interconnection between businesses, our synergies, make sure that each one of those businesses is successful thanks to others.

Partnerships and acquisitions, of course, were perhaps a little lower this year, first because we had a very good 2016 and were somewhat busy. The last project I presented to you a month ago is going well and we may have somewhat fewer acquisitions this year.

2017: operational governance has been reviewed with Hubert and the Board, Jean, Paul, Eric and Bernhard. We created a ten-person management committee. You will know most of the members, but some of them are playing new roles. Eric Theroux, who is with us here today, will be responsible for Sun and Readers activity and he will be Chairing Essilor’s activities in China. He will be building up a very robust Essilor China with Chinese teams and we will continue to invest. Bernhard Nuesser is not with us today, but he is probably listening in Switzerland. He used to be head of Europe and is heading up the online business, which is his 100% focus. Paul and Jean are taking care of the rest, along with myself, along with all the other businesses. The group functions are important functions. Giant joined the Group and we are very happy about it. We will be focusing on communications and the mission. Frédéric Mathieu, Head of Human Resources, is a very important part of the Group in the future perspective. We will be consolidating the teams and Géraldine, of course, is the most important with finance, taxes and M&A. You may not yet have encountered Jeremy Teo, who is now responsible for our strategy department and who is based in Singapore.

We also created three business committees: for Lenses, Online and Sun and Readers. This is to have much more focused organisational structures for each of those businesses, so that we can seize the opportunities in each of those fields. From now on, we are expecting faster decision-making processes and more business focus, as well as the emergence of new talents; because the new structure will make it easier for younger, more diverse people to be involved. This will be very positive for our future.

I would now like to talk about four different fields; this is not unfair because there are quite a lot of other things happening in the Group. 2016 was unexpected. We will look at

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what happened in each of those four areas and the actions that will enable us to handle the situation and obtain the growth and profitability we are aiming for. In the United States, we will be talking about a transition online and in Sunwear.

Alain, the Head of Marketing, is going to be talking about innovation, especially this new product that will be despite somewhere at the end of the first quarter and the beginning of the second quarter.

Let us start with the United States. We did some research and after a very positive 2015 and 2016, it collapsed and then recovered. We said that our business was robust in the first half of the year and recovered in December, January and early February; we are very happy about it. I would like to show you the four-year average and this gives us a regular growth of 2% to 3%; this is just to really encourage you. The market potential is still relevant. This is still a very attractive market; we have been talking about it for 25 years and I have been hearing that for the same length of time and repeating it year after year. This market is distinguished by under-penetrated categories with a lot of work to be done, which we are now doing to provide American consumers with better quality products. This is an attractive market with new, interested players; we mentioned one, a 400-store chain in Texas, called HEB. They decided to set-up optical points of sale, access points in other words. These types of company are investing in our field, which means that the segment is very attractive. Good momentum in December, January and early February as well, is very promising.

The strategy in the United States is quite simple and can be summed-up in three different parts. The first part is conventional-historical point of innovative solutions and brands, where we are going to do our utmost. The most recent chapter is concentrating on better understanding the consumer and involving them, with awareness campaigns about the importance of vision. The new part, and I do not know if we have had an opportunity to talk about it, is the ‘All About Vision’ website. This is a non-merchant website and 40-milion consumers visit it every year for vision problem information and solutions. This small company joined us and is now improving our communications possibilities by giving us the opportunity to contact consumers and help us enhance vision still further. In the United States and especially other countries we can provide small, average and big players, emblematic brands and emblematic names, with adapted solutions, adapted to their own strategy to speed-up their own development process.

I would like to talk about what we are doing now for independent eye professionals, which is about half of the market. Those independent professionals are now growing and gaining market shares in their own industrial sector. One and a half years ago, the doctor alliance joined us and they provide services to 7,300 points of sale and they are attracting more and more independent professionals. Throughout 2016, we have been developing new capabilities to help independent players who are part of those buying groups, those doctor alliances, to develop faster. Two ideas prevailed in 2016, the first of which is quite simple when you think about it and quite promising; if we route our points of sale, lenses etc., at the same time, this is perhaps simpler, more rapid and will provide better quality products with Frame Dream and PERC/IVA Advantage. The second idea is not so new and has actually been developed in other parts of the world, particularly Europe with Essilor’s Varilux specialists etc. The idea is very simple; when you align the point of sale tools and the training of eye vision professionals, with our consultants, technicians and advertising and promotional campaigns. If we align all those items and work together, then those points of sale and independent professionals will grow faster than average. A very interesting study in France, published a couple of weeks ago, showed that over six years the French eye professionals who participated in those programmes grew 15% faster created 20% more added-value, than those who did not. This is a new idea in the United States, which we have been using in other places worldwide. Of course, it is time consuming and that is why we did not reap the benefits of all those initiatives in 2016, but in 2017 quite a lot of those initiatives are going to be duplicated and we have quite a number of American eye vision professionals who will be adopting those solutions. We are currently building-up those solutions with the members

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of our buying groups, but we will be making them available to other players in due course.

The second topic is Transitions. As I said, this year has been quite challenging, so I would just like to take stock of the situation. Transitions represents one third of the sales by volume to people outside the Group, and two thirds inside the Group. We announced this previously, it was not anticipated but it was part of the programme when we carried out the acquisition and took on the majority. The off-Group sales actually 8.5% in 2016, in the amount of EUR 223 million. We were less satisfied at the end of H1; the growth in sales of Transitions lenses through the Group was only up 2%, which was not the level we were aiming for. We tackled synergies and integration of the companies and regenerated the EUR 100 million, that we reallocated to marketing media.

In the meantime, on our other brands we set-aside development of the category and put our focus on our sales force and organisation. In H2 we set-up several programmes to carry out some corrective measures; I will not go into detail, but the results are quite interesting because in H2 there was 5% growth. Our ambition and objective is to exceed 7%, a level we still have to reach. The programmes will be continued in 2017 because they work. Hopefully, in 2017 we will be generating much better growth rates for Transitions lenses that will more than off-set the potential losses of off-Group clients.

In addition to all this, there is now a brand-new dimension that is being wrapped-up within Transitions, with Essilor, of course. The growth of those Transitions lenses was quite successful and was aimed at consumers over 45-years of age, like Hubert and myself. However, we did not find a way to mobilise young people, so a number of strategies are currently being set-up to attract young people with myopia to those solutions. There are kakemonos in lots of colours, which are going to be part of the new products to potentially attract younger consumers, with flash mirrors etc. We will also be rejuvenating advertising campaigns and our brand image, and by the end of the year we will also have Transitions-branded products that will be more in line with the specific needs of younger people.

In addition to all this, we have not made a lot of comments in the last few months in the wake of the integration of the shared work between the Transitions’ teams and the Essilor teams. Now that we have full control over the organisation, a greater number of new products came out or are going to come out in the next few quarters, which will be a lot more segmented, as well as upcoming product ranges from our Chinese partners. This will enable us to develop the Transitions product range and extend the category and we should really be getting a photochromic lens with all those different products and specific segment-based products, this will no longer be the case.

So much for Transitions. Our next topic is e-commerce business and activities. With recent acquisitions in Europe, Vision Direct and MyOptique, we are ahead of the game as far as e-commerce is concerned, because we have announced a turnover of EUR 400 million to EUR 500 million by 2018. This was what we announced, but when annualised in December or January, we had already reached that level. This is quite satisfactory because it is very nice to be ahead of the game. However, we are ahead of the game in terms of mass, but not in terms of growth. Our like-for-like was 11% in 2016, which is not bad and things are speeding-up, but this is not the objective; about 15% and above. It is quite interesting, because in the fourth-quarter, while we have been talking about the time it took to put the Costa activity in Canada and the United States back on track, thanks to a very successful, better last-quarter in all the other businesses, organic business went up by even more than 20%. It seems that we are on the right track, or a better track to achieve our objectives. Our strategy in this field is to increase our share of e-commerce, sunwear and prescription lenses, which should really be going up. The growth here is more significant than contact lenses in traditional businesses and our teams are now focused on this. A detailed action plan has been established for 2017, under the leadership of Bernhard Nuesser, who will be spending 100% of his time on this; Bernhard comes from retail and he knows what consumers and consumer offerings are all about. He will be able to provide all the e-commerce teams with very specific

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experience and we are now beginning to see the first impact of his contribution and all his work.

Profitability is one element with which we are not fully in line. This is a whole gamut of activities and businesses where we are not generating enough money, which will weigh on the Group’s profitability in 2017. We will talk about this when it comes to guidance.

The last one was Sunwear, which was quite complicated early this year. Our teams suffered a bad season at the beginning of the year and we wanted to take stock of the situation. Let me remind you of how we are forcing the market. This is a highly segmented industry, which is marked by a luxury segment that supplements our approach. It is an under-developed and under-traded segment. You see crazy figures and very few people are now wearing sun frames, very few people are correcting their vision and the quality of sun lenses is not acceptable in most cases; in some cases, it is actually bad with poor protection. We are using very strong brands to carry out this work, which are mature on most markets, for example, Foster Grant in the United States and the Chinese brand, Bolon, in China, and more recently, with the acquisition of MJS, second placed in the mid-tier segment in China, which benefits from franchise stores in shopping malls. This is the landscape.

Looking at what happened in 2016, as we said, H1 was quite disappointing and things speeded-up in H2 to the level we hoped for in a long-term sustainable fashion. Looking at details of some businesses in the US and China, in the US we got two major shifts at Foster Grant and Costa; with a whole gamut of specific action plans. At Foster Grant, for example, they are ramping-up the Item 8 brand and the expansion into new distribution channels with gas stations and so on and e-commerce, which is now quite small but which is benefitting from the growth in Readers and Sun items, as well as internationalisation. Costa had a great performance, perhaps a bit below, but still great; it may have been the only American sun brand to increase market share in 2016 and it over-performed the others. There is something extraordinary about the brand and there are development opportunities. The brand started as ‘Born on the Water’ in Florida, where there are people with big boats. They are now extending their consumer base, based on trying to attract people to what they call ‘the coastal lifestyle’, in other words the seashore. They are doing it quite successfully and will be developing optical frames, which will make it possible for them to benefit from existing distribution channels and to smooth-out the business and make it less seasonal. As we know, they are far from having covered the American territory and at between one-third and two-thirds, or half the territory, there is still a good margin for progress. There are also opportunities outside the United States, in Costa Rica, for example. I do not know whether you know him, but I would like to congratulate Jérémie Beyou. He circumnavigated the globe wearing Costa frames and came in number three; we were very proud of his performance.

The third item in the sun business is China; Bolon is classic, elegant fashion-based with a mid-tier price segment. It has undergone quite serious revision in supply, better understanding of what happens with retailers and points of sale, and a good understanding of successful products. They are launching a new plant in the first-quarter, and at the end of this quarter or the beginning of the next, they will have an integrated supply chain with a good understanding of what is really happening on the market. Thus, the organization will be a lot more effective. They also rolled-out an entirely new collection at the end of last year; looking at Internet and store sales that collection seems to have been quite successful and well-received. In addition to Anne Hathaway, who is our ambassador in China, in Asia, they have Hailey Baldwin who, the young people will probably know, is a beautiful American supermodel, who is the new ambassador outside Asia. She will be in Milan next week, where Bolon is launching the new collection with her help. The news here is MJS, which as I said a few moments ago, is the second emblematic mid-tier brand, I am not going to pronounce the name in China because I will not make it. I am talking about sun products in China, which are benefitting from the support of stores. They have hundreds of their own franchise stores

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in shopping malls and growth will come from their own styles and brand, as well as from the fantastic expansion of shopping malls in China; they are building hundreds every year. They have quite extraordinary ambitions. This is going to be a very important factor in 2017 and the coming years.

This is the end of the first part of my presentation. Before I hand over to Alain, who is going to talk a bit more about innovation, I wanted to show you, we talked about expanding the playing field, my Essilor cap here is somewhat small compared to this, but the business combination with Luxottica really takes on a very important role here. Quite a number of developments were made in two major markets and new developments will allow us to develop innovative solutions that help our consumers better. The new structure in China, under the responsibility of Eric Theroux, where we are inventing a new approach for Essilor to develop an enormous market, such as China.

After Alain’s presentation, I am going to be talking about perspectives for 2017. I will now hand over to Alain.

Mr. Alain RIVELINE

Essilor has transformed its way of innovating with one idea in mind; to focus all our work on the consumers’ needs. I would like to illustrate this idea with three examples: our new organisation in innovation; our new tools for understanding the consumer; and finally, the presentation of our new generation Varilux, of which you had a foretaste a few minutes ago.

Let us talk about our organisation. Traditionally, this sort of thing is organised by technique and know how, through technique, physical-chemical properties, engineering, optical design etc. We decided to completely change this rationale and organise all our teams focusing on innovation, by consumer segment. We organised all of this into five segments. Kids and teens, who are growing, experiencing myopia and hypermetropia, astigmatism and who do not yet have particularly strong protection from harmful light. The psychological aspects are also particularly important, because it is not always easy when you wear glasses at school and it is part of life for consumers at that age. Young adults, who are joining business life and who are already are a higher level of correction. One of the great discoveries of recent years is that we do not need to be short sighted to need glasses, because connected life means eye strain and the dangers of harmful light. This concerns everybody, whether short sighted or hypermetropic. Then there is mid-life, 44 to 64, which is where presbyopia appears, which is not just a physical issue, it is a psychological issue. We change age. We get to the best part of life, but we need a few years to get there; I see some of you have experienced that. After that period, we get into all sort of different eye activities where we are in control of lots of things and optical solutions are part of the solutions we are looking for. Seniors, active ones of course, and we have life in front of us with lots of energy and lots of time and new activities. As age advances, we become more senior and more dependent and vision problems relate to periphery, autonomy and all kinds of things, where again we have a role to play with better vision. Finally, next generation consumers, who do not yet have any problems and whose awareness of sight issues and access to checks and examinations are particularly important. This applies to both developing nations and more economically advanced nations. In our innovation teams, we have people from R&D, marketing, studies, intellectual property, engineering; I apologise to the other functions I have not mentioned. We have organised our teams to work together, to have synergy and be together to find solutions for the future. We have also innovated in the way we understand the consumer. Like everybody, for many years we have had quantitative and qualitative studies; we have approached many people. We wanted to be even closer. I am going to give you four examples of the tools we use now, that we even developed ourselves. The first, is that we listen to social networks; we spent a full year listening to them about everything to do with vision in France, in English, Mandarin, Chinese, Spanish, Portuguese and French. Can you imagine the big data work involved to extract

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what people say, at what point they talk about it, when they ask questions, where they find information, and the kind of answers they find? We listened very carefully and very widely, and we learned a lot about when in our lives we go looking for what information, and what kinds of problem we are trying to resolve. We also created online communities; that is not listening, its dialogue. We have created our own communities in China and the US, and we will continue to develop these. Thousands of wearers categorised by what they have, their prescription or not, contact lens or spectacle wearers, or uncorrected, with whom we have dialogue. We talk about day to day life; we submit ideas to them to which they can respond. This is dialogue that can take place every day, this is where it is really new, it is created by Essilor and it makes it possible for us to have ongoing contact with thousands of people who currently or potentially may wear our products. We also have selfies; instead of asking them what they do, we ask them to show us. It is easy to do, you just have a situation or a problem and you tell us about your life. You have situations where people are driving, or they cannot read and we large numbers of recordings that make it possible for us to see what is going on, where it is going on, with people telling us what is not right.

The final thing is what we call the House Lab. We wanted to test our products in a real-life situation, not just in a controlled clinical situation, and that is why we created places where people live and asked people to come along and try our products and where we could talk and have protocols of tests in real life. I will get back to this, because we have had some very interesting preliminary results.

Now we will look at Varilux, as this results directly from these new methods. We keep focusing on the consumer, so let us start there. Looking at a global age pyramid from zero to 100, we could even go further now because life expectancy is growing, with populations on the X-axis, both men and women.

The age pyramid shows us that younger people tend to be more numerous, which is normal, and we wanted to understand who we were addressing. Historically, we know very well the famous baby boomer generation, born between 1946 and 1964, who are our biggest customers by number, and for presbyopia we invented something called Varilux Comfort, which was the blockbuster, the lens that could adapt so well to your view, and this marked the baby boomer generation.

Life is like that. Baby boomers are ageing, they are still very active, but they are getting older, and the younger generation are suffering from this, and in fact they have a name now, Generation X. They were born between 1965 and 1980. These are the new presbyopes, and our aim for this generation is to create progressive lenses which will be what they were for the baby boomers before them. If you have strong recollections of playing Pac-Man, watching Pulp Fiction or listening to Michael Jackson, it is possible you are a member of Generation X. That is the environment in which this generation was born.

However, we have learned that this generation has a lifestyle that has nothing to do with the early baby boomers. I will give you some examples. Twenty years ago we tended to see presbyopia sufferers ageing and getting close to retirement, slowing down in life, in the downward slope, and whereas baby boomers may have been like this, Generation X is not. Today when you have presbyopia you are still active. 45% of the working population in most economies consists of this generation, Generation X. You can have presbyopia and be a young parent because when you are 45 or 50 you may have teenage children. Sometimes you can have children after the age of 30, or you may have a small child, so you can be a recent parent. We are also stressed – we know this – we are running like hell everywhere. Generation X buys much more online than previous generations.

When you have presbyopia you are a multi-tasker, because you want a professional life, a family life, an emotional life, you take care of yourself, of your family and of your parents. Parents need more help with age, and Generation X have more things to do. When are you suffering from this you are connected. Baby boomers with presbyopia have

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discovered the Internet, and Generation X is getting presbyopia while being completely immersed in connected life. Having presbyopia means having a life that people of 20 or 30 with presbyopia used to have. This issue is important, because no solution has been developed looking at these aspects directly.

I just want to say in passing that this is the result of three years of work by R&D, marketing and all kinds of people, and behind all of this work, of course, there is a full community whose work should be recognised. Regarding unresolved vision problems for the new generation of presbyopes of Generation X, this is full vision in a sphere of 1 to 1.5 metres around you, where everything is actually taking place today. That includes connected life: smart phones, tablets and so on, but so many other things as well. For example, it includes hobbies, with people starting to cook, sew, and so on. We suddenly have to work quickly in every direction and across multiple distances.

Previously, progressive lenses were based on the idea of close vision at an angle of view, a distance and an inclination. Today, young presbyopes have a sphere where so many things are happening around them, so this is not enough anymore. Therefore, what we offer is to reinvent close vision, multi-vision, in a progressive lens for every use. That technological solution is part of what we created in 2012 with Varilux S, a major innovation that broke down the compromises between the fields of view and the idea of bending, where it was thought nothing could be done. Varilux S did this with the technology that was semi-finished in Nanoptix that changed both forward and rear face that changed the power of resolution, making it possible to change this whole idea of forward scope and introducing binocular vision as well.

Building on these innovations, we added a third component, the Extend technology, based on a new design and calculator that was far more powerful than before. It uses the same semi-finished lenses as Varilux S but with precision work both in the design and finishing of the lens that no other technology made possible before. This is what makes it possible for Varilux X series to have a sphere within arm’s reach where everything is available, with a progressive lens for every usage. That is the Varilux X series, and today we are at the very beginning and we will start launching it because we know this technology is superior.

However, we have also been able to prove this innovation as well. We have had new launches only when scientific testing was done that proves it is better. They have now been approved through a protocol that has the approval of a serious institute, the Institute of Vision, and everything we have done has been tested in this way. However, this way of doing it was controlled, and we wanted to be closer to real life for our consumers as well by testing our lenses in real-life situations, which is why we created houses where people are genuinely living with our lenses, along with a test protocol we developed and for which we filed a patent, something that did not exist before. Our teams invented this system, and the patent has been filed, so we can test quantitatively with genuine wearers in genuine situations such as on staircases or in kitchens, or sending a message while looking at a film.

Our tests have improved in that way, and have shown that our lenses are better than the previous ones, which is why we are ready to launch them. We are doing this with very strong ambitions. Our first target is Generation X, of which there are 1.5 billion worldwide, and every year 100 million new presbyopes join this market from Generation X.

We also believe that baby boomers who are already in this market should also be able to benefit from Varilux S, so it is even more fluid with a wider range of vision, and every baby boomer who is still working, of which there are many, thankfully, will have even wider and more fluid vision with Varilux X, and we believe that we can not only better serve our customers but also those Varilux was serving before.

The launch will start in April, we already have appointments in Europe, but in less than six months it will be launched worldwide. It will be launched in Canada in June, Latin America and the US in September, and Middle East and Africa in October.

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Therefore, by October this year, all markets will have started with Varilux X, and we already know from early customer feedback that we can expect a reasonable price premium that recognises the superiority of this technology compared to the S series.

We are very hopeful for its success, but it is not our only innovation. We launched Eyezen, the new brand for the connected life, even before the start of Varilux X, and it works really well. We are expecting very strong acceleration and are getting into year two. We have also created new variants – Eyezen Plus, a premium lens which is even stronger, both in transparency and protection, along with Eyezen Light, which is intended for medium-range, probably in Asia, and Eye Protect System, the best lens on the market in terms of transparency and eye protection, which is currently accelerating very strongly in sales both in Europe and the rest of the world.

We have the new Varilux, as I mentioned before, and from the new innovation process we have a new Crizal and a new Transitions, a whole range of innovations that come from this new way of working with more consumer focus. This way of doing this is based on a strong conviction, because we are expecting more relevance and are talking about this with our consumers. The eye care professionals, independents and teams with whom we work are vital players in understanding the lives of people who wear lenses. However, we are talking to all consumers, and we think this way of innovating will help us fulfil our mission and accelerate our organic growth.

Mr Hubert SAGNIÈRES

I do not understand, am I Generation X or a baby boomer? You said that baby boomers were born between 1946 and 1964. I am part of that generation, but they are retiring. I am not really preparing for retirement. Be that as it may, the week before the announcement was made on 16 January, I came from what Alain just described. I really should not be sending text messages, but I am still doing it. I can adapt my vision, and my vision radius between here and there is just outstanding. We are really very confident in the power of Varilux X, and I made a presentation on this to our future collaborator, Leonardo.

I will now hand over to Laurent for the outlook.

Mr Laurent VACHEROT

Since this is the promotional part of the presentation, I am also wearing a Transitions Varilux X with Bolon frames, so I am fully equipped and in line with the group, rejuvenated for a few years and not about to retire, and I am still on board for the great adventure.

I hope that Alain was able to convince you that something has happened in terms of how Essilor is embracing innovation solutions with lenses. Let us thank all of the teams, as this was a collective effort with several organisations contributing, and this is now bearing fruit. We harbour great hopes for it and are very confident. We will now discuss 2017 and the future outlook, bearing in mind that early 2017 is marked by robust market and growth perspectives, which are still intact today.

I hope I was able to convince you that, firstly, we had a good understanding of what happened in 2016 and, secondly, that we took the right corrective measures so as to increase the pace in those fields. This is not so much the case in 2017. We still believe in what we are doing and are carrying on with our strategy. We are investing in innovation. The pipeline is fully loaded for 2017 and future years. We also learned in 2016 that, though people label it a chaotic world, it was very complicated to make precise and accurate forecasts, so we really suffered from that last year, and we are now proposing an extended perspective, with a new year marked by growth of 6% to 8% excluding forex, with the benefit of the 2016 acquisitions and a few new ones in 2017. Organic growth of between 3% and 5%, which is quite a large gap, but this is the reflection of the

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world we live in today. The contribution from operations is 18.5%, and for those who might be disappointed by this figure, this is the impact of acceleration in the online division, which really weighs on the group. When you remove this part of the equation, we are above 18%.

Mr Antoine BELGE

I have three questions, one on the results and another on the combination of the two companies. I was told that we should not use the word ‘merger’. Regarding the evolution of the 2016 margin, I understand the various tables you presented all too well, but on the other hand I am somewhat surprised at the 90 basis point deterioration of gross margin. Why do all those items have more impact on gross margin? I was expecting leverage factors as well.

Secondly, I would like to get a little more detail about a typical day for you both, Hubert and Laurent. I understand that Hubert and Leonardo Del Vecchio are really tackling this combination, and Laurent Vacherot was responsible for the operational part of the processes. Is that how we should consider things?

Thirdly, I have a technical question. You announced synergies. How did you deal with the elimination of the inter-group turnover and profits which might have been observed? Do you have any figures for this, or do we have to consider this independently?

Mr Hubert SAGNIÈRES

Let me start with the last question. Quite a number of things happened. We get into further details with our own financial people and did not publish any detailed financial figures. It is way too early to do so, so you can do your own calculations on your side and make comments, and talk with the Luxottica and Essilor teams. It is way too early to do this.

Let me answer the second question about a typical day, and Laurent will make a few comments on his own day and on the margin. There is no typical day, actually. You may have seen that already, but on the 16 January I had to focus on the strategic aspects of the group and its future. Laurent, Paul and Eric are on the management board of Essilor and you are familiar with all of them. The situation with Luxottica is very different, and you can ask their teams as far as Del Vecchio and Massimo. The situation with Essilor is very clear. This is how we have been working in H2 2016, and we made an announcement before the one on 16 January. That is how it works, and I am concentrating on the next three, five or 10 years in terms of Essilor and Luxottica.

Mr Laurent VACHEROT

I can confirm here that I am working with my teams flat-out on the development of Essilor and the implementation of the strategy with Massimo Vian. Regarding a more tangible issue, the margin, it is impacted by three different items, the first being the weakness in transitional growth. This brand is very interesting in terms of value creation. The second aspect is the slowdown in growth in the US in terms of Crizal and Varilux, so this is also an important factor.

The last one is the size of our e-commerce activity and its growth, which as I said is highly focused on the distribution of contact lenses to consumers, and as far as that business is concerned, gross margin is weaker than average. That is basically the situation.

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Mr Cédric LECASBLE

I have additional questions on the various important items you mentioned. Firstly, regarding the US market, the situation has been improving in the last two months. Can you do a recap on those disturbing parameters and the reimbursements of some government programmes for veterans? When will you annualise the impact of those programmes for 2016, and can you react to what we have been hearing from the US in terms of the Trump effect and possible problems? Are you now scratching your heads in terms of supply chain and issues related to reorganisation?

Secondly, regarding this business combination, can you talk to us about the differences between the US and emerging markets, where reactions may have been different? Major American chains are reacting, for example. This is quite a specific situation.

Thirdly, regarding online business, based on your comments regarding acquisitions of new online companies, we had the feeling that things would slow down and work would focus on organic processes and improving the existing situation rather than adding extra capacity. Regarding your future outlook and online strategy, has most of the work already been done in terms of critical mass, or will you have to acquire new companies? Can you put any figures on this?

Mr Hubert SAGNIÈRES

I will let Laurent answer in terms of the US and online businesses and the Trump effect and I will make a few comments on what is happening in markets. Regarding online markets, I spent a lot of time with clients worldwide from 17 January on. Looking at the geographical zones, for example, the US, Canada, we met up with major chains a number of times since the announcement was made. Those people are extremely pragmatic and know very well that this operation as announced will be rolled out at the end of 2017 and the beginning of 2018. Not much will happen for three years because both companies will keep working on their strategy. They know that both companies do not really overlap with one another but are very different and are dealing with complementary markets.

Therefore, those people are looking at this whole situation and are asking what is in it for them. The entire market, and this is true worldwide, really understands the rationale behind this. We are ensuring that more stores emerge throughout the world so that consumers may have better access to visual solutions, and this is a win-win situation. Therefore, they really have a perfect understanding of the situation and the rationale. They understand perfectly that this is an under-penetrated market with 1.7 billion people who are correcting their vision and a billion wearing sunglasses. We are talking about 7.2 billion people worldwide, and if you have an important player, not a leader perhaps, with a relatively low market share worldwide, and that player conveys how important vision is, everybody should benefit, whether consumers, independent vision professionals and large and small chains.

The message related to growth has to be related to how import vision is in combined marketing campaigns, and Luxottica and Essilor might set up such campaigns to really impress the importance of this upon people. Everybody will benefit from this, including all the stakeholders in the optical segment. Everybody understands this.

Will there be a change in the commercial policy? We have Essilor in the US, we have Varilux and Crizal, and those are distributed to vision professionals and distribution networks. They are independent players, and we reassured them, telling them that there will not be any changes in the commercial policy.

Regarding the second question we’ve had, which is “Hubert has been saying for quite a number of years that innovation is very important, and all the networks are still benefiting from innovative solutions. Will this be the case in the future?” Yes, it will be the case. Should your objective be to improve people’s vision worldwide and you are developing innovative solutions in your house labs or research labs, you make them accessible to everybody in the world at different price premium levels associated with

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different brands, because brands associated with innovative solutions will still be working hand-in-hand and functioning with one another, but innovation will be limited to some distribution networks.

Our ambition is growth, and that 7 billion people, or nine billion people, will improve their vision – that is the objective, and that is what we are interested in. They will wait and see, of course, whether we walk the talk and make good on our pledges, but the same reactions occurred in most cases 21 years ago when we acquired some American laboratories. We told them that our products would be distributed the same way, and we are credible, because for 20 years we really made on good on what we announced in the US in 1995 when acquiring laboratories. Today, when I meet the heads of major managed carers in the US, for example, those are the discussions we are having, and they really get the point and understand the benefits they can draw from this.

The situation is very different in Europe, because the presence of points of sale for Luxottica is a lot weaker than in the US, but the major question mark here is how we will manage the brands and have access to all the products, and the answer is exactly the same. The rationale underlying this transaction, the reason why all of Board of Directors and the Essilor management team are carrying out their operations is to better serve consumers worldwide, so we will be capitalising on this in order to have more innovative solutions and more products, and to design lenses and frames so that consumers can benefit from them, ensuring that distribution in line with national policy is aligned with all the networks.

Growth is going up all over the place, and people’s reactions are quite extraordinary at all levels. Regarding Latin America, there is a great difference from one country to another, and in the worst case scenario it is wait-and-see. The optical market has a good understanding of the operation, and we have really been impressing upon them distribution policies and access to innovative solutions, so brand distribution will not change. It all works, and of course our competitors are getting very excited in various conferences. What else is new? Our competitors are making their own announcements and are very vocal about them.

Mr Laurent VACHEROT

There were two questions about the US, one about the one-off in Medicare and Medicaid which set the timing for all this. The annualised impact, as I recall, is in the region of 25 or 30 million Dollars, and I think this will continue, affecting the first quarter, if not the first half, of 2017. Concerning whether we have any considerations regarding the new Trump administration in the US, we would like to know more of what this administration would like to do, and what it will do in reality. However, it should be understood that in terms of added value we are very American. We have a network of 160 laboratories, where we know how to manufacture all parts of the lenses and install them in frames, and there is still capacity here. We forget that if necessary we could increase output in the US. We have no major concerns from the industrial point of view. Regarding tax regulations, we will just have to wait and see what the administration will do.

Mr Hubert SAGNIÈRES

Everything is being done locally. We have between 150 and 170 laboratories, and the circuits go between the opticians and ourselves. We have this installed production capacity, and we can increase it in a few weeks by putting people on machines. We can absorb millions in terms of volume because we have the physical capacity, the machines, in place.

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Mr Laurent VACHEROT

It is not a concern at this point.

Regarding your question about online sales, we have taken a big leap forward in 2016, notably in Europe. There is a relatively good constitution in North America in terms of what we already have, and we have significantly improved our positioning in Europe. There may be some complementary aspects to be executed in Europe, but in those markets we call mature or developed, it is above all about working on organic aspects, and even at the beginning of the year we had a better position than in the past.

There is another situation in countries such as India and China where we are still very small. There are initiatives there, but we are very small in e-commerce in optics. It could also be done organically or through acquisitions. I am not talking about 2017 but about the implementation of this strategy in the next three years, so organic will be complementary to acquisitions.

Mr Nicolas LANGLET

I have three questions. Firstly, you were talking about an improvement in the trend in the US, especially in January and December. Can you actually quantify this? Secondly, in terms of the US market, do you know what share of the market was achieved, and if there were a revision, what impact would that have on the market? The third question concerns media spending. Can you tell us how much you invested in 2016 and how much you intend to invest in 2017?

Mr Hubert SAGNIÈRES

What we can see since mid-December on the US market is a return to normality, where it has varied from 3% to 4% in pure organic. We announced that when we talked about the extended playing field, which is only good news. I will make a comment about Obamacare and perhaps Laurent can add something. What we noticed, especially for children, is that optics was not a priority in Obamacare, but as to whether there is a change or a step back, we do not really expect a major effect, because we have not seen a major switchover, particularly for children.

Mr Jean CARRIER-GUILLOMET

The only provision in Obamacare for vision was to add a mandatory eye test for children, not products, which very often were already covered by Medicaid and additional supplementary insurance programmes. Therefore, Obamacare had a very weak impact when it was introduced, at some tens of millions of dollars at retail, and it was very low in terms of wholesale. The variation was very small.

Mr Laurent VACHEROT

There was a question about the media. Media investment, off the top of my head, was approximately 209 million Euros in 2016, so a slight increase compared to previous years, and for 2017 we have budgeted approximately the same or slightly more. What you should also understand is that in these media investments, which are relatively new for us, we are learning to be more effective or efficient, and I mentioned the implementation of EYElliance and what we call the Essilor Experts. The optometrists are included in these programmes, and it will be more efficient if the stars are aligned between the salespeople, the optometrists and the consumer. That is how we look at things in terms of media expenditure.

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Ms Veronika DUBAJOVA

I have three questions. The first one is on the guidance of 3% to 5% organic growth rate, and I appreciate that after last year you do not want to peg yourself to a more precise number. However, maybe you could help us understand what would need to happen for you to end up at 3% or at 5%. What do you see as the key variables for the business this year? That would be quite helpful.

My second question is on Coastal, and maybe you can give us an update. I saw in the press release this morning that the e-commerce growth rate in the US remains in the single-digit range. How much progress are we making and what is the realistic timeframe for a turnaround there?

My last question is on the cash spend on the M&A in 2016. It was quite high relative to the contribution you generated in the business. Can you talk to us about acquisition multiples and how you are thinking about the spend for 2017?

Mr Hubert SAGNIÈRES

Thank you, Veronika. These are three very good questions for you, Laurent.

Mr Laurent VACHEROT

I will start with the last two questions. Regarding Coastal, we have seen an improvement both in Canada and the US in the last quarter, and specifically in the last month, that has continued in January. We believe that all the work that has been done in terms of consumer experience at our sites, the new position of our offering in terms of lenses and frames, and organisation more focused on the US part, with a small team set up for Coastal in the US, which was previously steered from Vancouver, means that the dynamics of the two markets are different. That is all bearing fruit, and we noted this at the end of December 2016 and the beginning of 2017.

Regarding cash for acquisitions, there were not only new acquisitions, of course, but also an increasing importance in terms of equity stakes in bolt-on acquisitions along with some earn-outs applying to some acquisitions that were paid out in 2016. Regarding the 3% to 5% range and what would make us go to either one, we are obviously not looking at 3%. All the action plans that we mentioned should be delivered at the right speed, and we should ensure that all the global economies should be aligned in terms of the political situation. We would have to ensure, as Hubert mentioned, that competitors using new projects like the one we announced in terms of going to pick up our customers do not succeed as far as the various aspects of our range are concerned.

Mr Hubert SAGNIÈRES

We received some questions on line, which I will summarise, as they are more or less on the same subjects. There are questions about how we are going to work with Luxottica and how we will incentivise people to work together. These are all very good questions. We have not worked on that, so we cannot answer those very specific and interesting questions. We are only one month into the thinking following the announcement, and we have a very regulated calendar.

A question I can answer is whether e-commerce sales are profitable given our many sites, along with questions about the Trump effect, as the new US president questions some of the things we are doing. It is basically a wait-and-see policy, as we do not know. There are questions about optical instruments and how that sector is working out.

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Mr Laurent VACHEROT

Regarding online profitability in instruments, you have more or less answered this in part – some of our sites, particularly in the US, are profitable, such as Eyebuydirect and Frames Direct. Some acquisitions we made in Europe are improving slightly – for example, Costa was slightly negative at the end of 2016. Regarding instruments, there are two aspects here. Satisloh and the manufacturing teams had a very good year in terms of growth based on new technologies that they implemented. We mentioned this in the past, and it is based on an investment dynamic by the group that accelerated in 2016. There are instruments for opticians, in other words grinders, and optometrist equipment, and both had a very good year. When we combine them, we have a very dynamic approach for our clients in the industry, and our product offerings are apparently quite attractive and interesting.

Mr Hubert SAGNIÈRES

I just want to react to a question about R&D expenditure on instruments dropping from 3.2% to 3%. This is a percentage, because the top line has changed with the number of stores we have. We add revenues from stores – it does not mean we are investing less in R&D. You are looking at value here, and the ratios are re-adjusted for the analysts in terms of percentage of revenue, and this also applies to media or research expenditure. That applied some time ago, but it is no longer the case given the structure of our revenue in terms of spending on these two main items. We are of course maintaining our efforts in this.

From the floor

I would like to go back to Luxottica, because it is inevitable, and in fact I have three questions. The first concerns synergies. We talked in mid-about medium-term synergies January of between 400 and 600 million Euros. Is that a figure you can confirm or stipulate? Secondly, you are at the beginning of a very long process, but have you already started thinking about the future listing of the company on stock markets? Can we imagine your being listed in Milan?

Thirdly, in terms of the integration, you are already at the beginning, but they are two completely different companies. One is a conventional, family-owned Italian company, and on the other hand you have a public company that is exemplary and typical. They are two completely different cultures. I would like to ask your opinion. Does that imply a problem in terms of integrating the two companies?

Mr Hubert SAGNIÈRES

I think those are three questions for me this time. Regarding synergies, we announced quite a modest figure, and it is a growth transition, basically. Some synergy will be implemented at one point or another, of course, but the rationale is not two industrial groups doing the same things, one with eight factories and the other five, and suddenly we lump them together and define industrial synergies. We are absolutely not in that mode. We are in an operation where there are two market leaders in very different markets, one in lenses and spectacles and the other in retail and frames. Both groups have absolutely fantastic products, and just by coincidence the consumer always buys them together, lens plus frame. They buy a single product. That is what they buy. We could ask why this operation did not take place five, 10 or 20 years ago, because the consumer reaction to this transaction is absolutely phenomenal.

Regarding listing, it is far too early to talk about that. The first listing would be on Euronext. Milan and New York, where Luxottica is currently listed, are very interesting markets, of course, but it is far too early to give a firm answer about other markets. I believe we will give you answers in the quarters to come, and even when the Board of Directors of the new company will give its decision next year.

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Your question on integration is interesting. I am not entirely of the same opinion, because we have two companies which are listed on the stock market, which are public, but above all you have two groups of people, two executive teams, that have a passion for the product, and the culture that ensues comes from that passion for the product. I believe that is the most important thing. The time and my staff members I spend with our counterparts at Luxottica are spent talking about products – they talk about frames we talk about lenses, and together we talk about making a better product for everyone. I think the culture will stem from all of that. I do not think we are that different.

You know very well that we started these discussions a long time ago with other managers at the head of Luxottica, and we discussed cultural issues at length, and they are more or less the same, because it stems from a passion for the industry and for the product. That is what you should really retain from this.

Ms Delphine LE LOUET

I have a number of questions, and perhaps they are not very technical. Can you go back to the bilateral tax agreement between France and the US that you mentioned before? Regarding the dividend, I am sure that your shareholders will thank you for it, and I am sure it will help people from Luxottica to join the bandwagon. Will this trend continue, or is this a bump for 2017, so to speak?

Can we have some more information about the impact on Transitions in terms of the reduction in gross profit, i.e., the drop of 90 basis points compared to the US market? Can you also talk about the Internet situation and the negative contribution from online?

Can we also have more visibility on the US margin, in particular for Q4? We understand that Eyezen was working really well, but we appreciate that Q4 was more difficult. Can you please go back to this?

Mr Hubert SAGNIÈRES

I will address the dividend, Transitions and the US-France agreement, and perhaps I will pass it over to Paul to talk about Europe. Regarding the dividend, it is the 24th year of growth in this regard, though to add some simulations or hypotheses, if Essilor continued like that on its own, our ambition would be to continue growing the dividend. Right now it happens that we have a good debt-to-capital ratio and good cash generation. There were some years where we actually spent a little less because we had fewer bolt-ons, and it will continue like this. Regarding the future, in terms of the combination of the two companies, the two Boards of Directors will decide on the pay-out from the new entity in 2018.

Mr Laurent VACHEROT

Regarding the bilateral agreement, that was work we started many years ago, and the issue was to see how you could allocate created value from surfacing and anti-reflection technologies when they are created in France and used in another country, in this instance the US. It is a huge, titanic task by the group and by the teams in the US and France. This pricing agreement follows a standard methodology. We did not invent it; it already existed between two tax authorities who agreed on how to share this created added value. The work took a minimum of five or six years, we concluded the agreements at the end of last year, and we are very happy that the tax authorities both acknowledged the importance of this technology and also agreed on sharing the value.

Regarding the gross profit, I will not go into the details. The growth of Transitions is good for gross profit and for the group overall, and if we work well in improving the gross profit of online sales, we will sell more sunglasses and prescription lenses.

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Mr Paul DU SAILLANT

Regarding Europe in 2014, I remember Laurent saying that if Europe generates 0.1% or 0.2%, so much the better, and now it has been generating 3% to 4% for two or three years, with great work on innovative solutions, media campaigns and focus on countries, with very positive solutions in network activities in many countries. We were very impressed with what they did, and Q4 2015 saw 4.8% organic growth. We call this the space effect, and Europeans should really use this and base themselves upon it to keep growing – that is what you see today.

Regarding competition, growth is more challenging because they have to deliver way beyond what we expected, so let us not make any mistakes – Q4 2016 and Q1 2017 have to be compared to very strong growth rates the previous year, but we keep carrying things out with the same ideas and with lots of market flexibility. The combined growth is way above what we had imagined, and if you only look at H2 2016, for example, combined growth was 10%, which is not at all what we had anticipated. Therefore, Europe is really successful, and the forthcoming quarters will not be very straightforward when compared to those results.

Mr Laurent VACHEROT

I would like to take advantage of Paul’s comment and shed light on a question you did not ask. We talked about the perspectives for 2017 in the release, and the profiles of the two quarters will not be very similar for base effect-related reasons which Paul just mentioned. This is true in both the US and in Europe, and it will also be true in other countries in terms of other technical effects, for example the commencement of the Bolon plant in China. I said that the quarter would probably not be as good as the previous ones, so we are now expecting lower growth in H1 and stronger growth in H2, and this parameter will have an impact on operating profitability in the first quarter. There will be lower profitability, and just we saw in 2016 strong profitability in H1 and lower profitability in H2, it will be the other way around in 2017. We should also be witnessing this difference, so when you do your monthly calculations, do not be surprised when we publish our Q1 and H1 and show lower growth and profitability when compared with the annual guidance.

Mr Julien DORMONT

I have three questions, the first related to antitrust with Luxottica. It is one month after the merger was announced, although you have been working on it for quite a number of years. Are you confident that the antitrust issue will change? Regarding the timelines, especially in the major regions, can you tell us more about this? Will you have step-by-step communication on this issue? Regarding the very low tax rate in 2016, will we see the same phenomenon in terms of the 2016 dividend pay-out this year as well? Can you give us an idea of the tax rate in 2017?

The last question is about Transitions. I know it is very difficult for you to come up with guidance on sales with other lens crafters, but can you give us an idea of your scenario as far as 2017 is concerned?

Mr Hubert SAGNIÈRES

Regarding share dividends and Transitions, perhaps Laurent can address this. Regarding antitrust, this is very early. We are now in a phase where we are piecing things together. We started working with Luxottica, and we are now making decisions as far as the bodies which will be supporting us in other countries are concerned. It is way too early to say.

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Are we as confident today as when we talked to you on 16 January? The answer is yes, we are.

Regarding the timelines, it is a very good question, but I will not be answering it. We still have not discussed with our Italian friends whether we will be communicating with each of the countries once a month or will wait until the end. I will put it in the minutes, but thank you for asking the question.

Mr Laurent VACHEROT

Regarding Transitions, we divulged the turnover and showed minus 8.5% growth in 2016 in terms of quantity. Regarding the impact of Transitions, of course we have no control over our clients outside the group will do. They will see this whole innovative cascade in terms of Transitions and all of Essilor’s efforts in the build-up of the category. Perhaps they might think it is not bad and that they should still keep working with Transitions, or, on the contrary, they might keep investing in their own technology, which is subpar and based on products they used to manufacture four or five years ago, and perhaps decrease their Transitions purchases. I do not know. The figure for growth is roughly 0.3%.

Regarding tax, this is a long-term process up to 2022 – this is a given. Regarding the dividend, we do not know whether or not we will actually be able to make that proposal again this year because of the various agreements, and this is subject to discussion. For example, the tax rate might actually go up slightly from 24.5% to 25%, and this is what we are aiming at this year.

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